March 18, 2021 RE: Algonquin Power & Utilities Corp. Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual Meeting of Shareholders: Date of meeting: June 3, 2021 Record date for notice: April 12, 2021 Record date for voting: April 12, 2021 Beneficial ownership determination date: April 12, 2021 Securities entitled to notice: Commons Securities entitled to vote: Commons Issuer mailing directly to non-objecting beneficial owners: No Issuer will pay for objecting beneficial owner material distribution: Yes Issuer using notice-and-access for registered investors: Yes Issuer using notice-and-access for non-registered investors: Yes Notice-and-access stratification criteria: No Sincerely, Trust Central Services AST Trust Company (Canada) Nova Scotia Securities Commission Securities Commission of Newfoundland and Labrador Alberta Securities Commission Saskatchewan Financial and Consumer Affairs Authority Manitoba Securities Commission New Brunswick Financial and Consumer Services Commission Ontario Securities Commission British Columbia Securities Commission Superintendent of Securities, Prince Edward Island Autorité des marchés financiers